Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258052

PROSPECTUS SUPPLEMENT NO. 3

(TO PROSPECTUS DATED JULY 30, 2021)

Up to 52,350,000 Shares of Class A Common Stock

Up to 18,099,988 Shares of Class A Common Stock Issuable Upon Exercise of Warrants

Up to 6,600,000 Warrants

This Prospectus Supplement No. 3 (“Prospectus Supplement”) supplements and amends the prospectus dated July 30, 2021 (the “Prospectus”) relating to the issuance by EVgo Inc. (formerly known as Climate Change Crisis Real Impact I Acquisition Corporation or “CRIS”) (the “Company” or “EVgo”) of up to an aggregate of up to 18,099,988 shares of its Class A common stock, $0.0001 par value per share (“Class A common stock”), which consists of (i) up to 6,600,000 shares of Class A common stock that are issuable upon the exercise of 6,600,000 warrants (the “Private Warrants”) originally issued in a private placement in connection with CRIS’s initial public offering of units consummated on October 2, 2020 (the “IPO”), at an exercise price of $11.50 per share of Class A common stock and (ii) up to 11,499,988 shares of Class A common stock that are issuable upon the exercise of 11,499,988 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the IPO, at an exercise price of $11.50 per share of Class A common stock. This Prospectus Supplement is being filed to update and supplement the information in the Prospectus with the information on EVgo Inc.’s unaudited full year 2021 results, which are set forth below.

The Prospectus and this Prospectus Supplement also relate to the resale from time to time by the selling securityholders named in the Prospectus of (A) up to 52,350,000 shares of Class A common stock, including (i) 5,750,000 shares of Class A common stock converted from Class B common stock of CRIS, (ii) 6,600,000 shares of Class A common stock that may be issued upon exercise of the Private Warrants, and (iii) 40,000,000 PIPE Shares (as defined in the Prospectus) and (B) up to 6,600,000 Private Warrants.

This Prospectus Supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus.

EVgo’s Class A common stock is listed on The Nasdaq Global Select Market (the “Nasdaq”) under the symbol “EVGO.” On March 22, 2022, the closing price of EVgo’s Class A common stock was $11.41. EVgo’s Public Warrants are listed on the Nasdaq under the symbol “EVGOW.” On March 22, 2021, the closing price of EVgo’s Public Warrants was $3.23.

Investing in EVgo’s Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 8 of the Prospectus, as well as those risk factors contained in EVgo’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 and the documents included or incorporated by reference herein or therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities that may be offered under the Prospectus and this Prospectus Supplement, nor have any of these organizations determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is March 23, 2022.

Financial & Operational Highlights

The below represent summary financial and operational figures for full-year 2021.

●	Revenue of $22.2 million
●	Network throughput of 26.4 gigawatt-hours
●	Customer account additions of approximately 109,000 accounts
●	Gross loss of $6.8 million
●	Net loss of $57.8 million
●	Adjusted gross profit of $5.2 million
●	Adjusted EBITDA of ($51.4) million
●	Cash Flow from Operations of ($29.6) million for full-year 2021
●	Capital Expenditures of $65.0 million for full-year 2021

($ in 000s)	FY 2021	FY 2020

Network Throughput (GWh)	26.4	15.7
Revenue	$22,214	$14,575
GAAP Gross Profit / (Loss)	($6,830)	($9,045)
GAAP Net Income/(Loss)	($57,762)	($48,211)
Adj. Gross Profit/(Loss)[1]	$5,154	$451
Adj. Gross Margin[1]	23.2%	3.1%
Adj. EBITDA[1]	($51,370)	($23,957)

	FY 2021	FY 2020
Cash flow from operations	($29,603)	($20,421)
Capital expenditures[2]	($65,003)	($19,510)

1. Adjusted Gross Profit / (Loss), Adjusted Gross Margin, and Adjusted EBITDA are non-GAAP measures and have not been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“GAAP”). For a definition of these non-GAAP measures and a reconciliation to the most directly comparable GAAP measure, please see “Definition of Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP Measures” included elsewhere in this Prospectus Supplement.

2. Excludes acquisition cost of EVgo Recargo, LLC/PlugShare LLC.

Use of Non-GAAP Financial Measures

To supplement EVgo’s financial information, which is prepared and presented in accordance with GAAP, EVgo uses certain non-GAAP financial measures. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. EVgo uses these non-GAAP financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons. EVgo believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance by excluding certain items that may not be indicative of EVgo’s recurring core business operating results.

EVgo believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing EVgo’s performance. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. EVgo believes these non-GAAP financial measures are useful to investors both because (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and (2) they are used by EVgo’s institutional investors and the analyst community to help them analyze the health of EVgo’s business.

For more information on these non-GAAP financial measures, including reconciliations to the most comparable GAAP measures, please see the sections titled “Definitions of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures.”

Definitions of Non-GAAP Financial Measures

This Prospectus Supplement includes the non-GAAP financial measures: “Adjusted Cost of Sales,” “Adjusted Gross Profit (Loss),” “Adjusted Gross Margin,” “EBITDA” and “Adjusted EBITDA.” EVgo believes these measures are useful to investors in evaluating EVgo’s financial performance. In addition, EVgo uses these measures internally to establish forecasts, budgets, and operational goals to manage and monitor its business. EVgo believes that these non-GAAP financial measures help to depict a more realistic representation of the performance of the underlying business, enabling EVgo to evaluate and plan more effectively for the future. EVgo believes that investors should have access to the same set of tools that its management uses in analyzing operating results.

Adjusted Cost of Sales, Adjusted Gross Profit (Loss), Adjusted Gross Margin, EBITDA and Adjusted EBITDA. EVgo defines Adjusted Cost of Sales as cost of sales before: (i) depreciation and amortization, (ii) share-based compensation, and (iii) O&M reimbursement. Adjusted Gross Profit (Loss) is defined as revenues less Adjusted Cost of Sales. Adjusted Gross Margin is defined as Adjusted Gross Profit (Loss) as a percentage of revenues. EVgo defines EBITDA as net income (loss) before (i) interest expense, (ii) income taxes and (iii) depreciation and amortization. EVgo defines Adjusted EBITDA as EBITDA plus (i) stock-based compensation expense, (ii) loss on disposal of assets and (iii) other unusual or nonrecurring income (expenses) such as bad debt expense. Adjusted Cost of Sales, Adjusted Gross Profit (Loss), Adjusted Gross Margin, EBITDA, and Adjusted EBITDA are not prepared in accordance with GAAP and that may be different from non-GAAP financial measures used by other companies. These measures should not be considered as measures of financial performance under GAAP, and the items excluded from or included in these metrics are significant components in understanding and assessing EVgo’s financial performance. These metrics should not be considered as alternatives to net income (loss) or any other performance measures derived in accordance with GAAP.

Reconciliations of Non-GAAP Measures ($ in 000s)

	YTD 2020	YTD 2021

GAAP Gross Profit / (Loss)	($9,045)	($6,830)

Less:
Site Depreciation & ARO Accretion	$9,529	$11,986
Stock Option Expense and Other	(33)	(2)

Adjusted Gross Profit / (Loss)	$451	$5,154

	YTD 2020	YTD 2021

GAAP Cost of Sales	$23,620	$29,044

Less:
Site Depreciation & ARO Accretion	$9,529	$11,986
Stock Option Expense and Other	(33)	(2)

Adjusted Cost of Sales	$14,124	$17,060

	YTD 2020	YTD 2021

Net Income	($48,211)	($57,762)

+ Taxes	2	1
+ Depreciation, ARO Accretion, Amortization	19,033	23,901
+ Interest Income / Expense	1,414	1,857
EBITDA	($27,762)	($32,004)

+ Bad Debt, Non-Recurring Costs, Other Adj.	$3,805	($19,366)
Adj. EBITDA	($23,957)	($51,370)

	YTD 2020	YTD 2021

Adjusted Gross Profit / (Loss) - As Previously Reported *	($3,092)	$663

Adjusted Cost of Sales Reclassification to G&A	3,543	4,491

Adjusted Gross Profit / (Loss)	$451	$5,154

* Q3 2021 and Q4 2021 computed under the original method.

Note: Figures may not sum due to rounding.

Financial Statements

EVgo Inc. (Successor)

Consolidated Balance Sheets

	December 31,	December 31,
(in thousands)	2021	2020
Assets
Current assets
Cash and restricted cash	$484,881	$7,914
Accounts receivable, net	2,559	2,164
Accounts receivable, capital build	9,621	3,259
Receivable from related party	1,500	—
Prepaid expenses	6,395	4,598
Other current assets	1,389	2,037
Total current assets	506,345	19,972
Property, equipment and software, net	133,282	71,266
Intangible assets, net	72,227	67,956
Goodwill	31,052	22,111
Restricted cash	300	—
Other assets	3,115	836
Total assets	$746,321	$182,141

Liabilities, redeemable noncontrolling interest and stockholders’/member’s (deficit) equity
Current liabilities
Accounts payable	$2,946	$2,998
Payables to related parties	—	135
Accrued liabilities	27,078	10,945
Deferred revenue, current	5,144	1,653
Customer deposits	11,592	7,660
Note payable, related party	—	39,164
Capital-build, buyout liability	—	628
Other current liabilities	111	398
Total current liabilities	46,871	63,581
Earnout liability, at fair value	5,211	—
Asset retirement obligations	12,833	8,802
Capital-build liability, excluding buyout liability	23,169	17,388
Deferred revenue, noncurrent	21,709	2,732
Warrant liability, at fair value	48,461	—
Other liabilities	146	151
Total liabilities	158,400	92,654

EVgo Inc. (Successor)

Consolidated Balance Sheets (continued)

	December 31,	December 31,
(in thousands, except share data)	2021	2020
Redeemable noncontrolling interest	1,946,252	—
Stockholders’/member’s (deficit) equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized as of December 31, 2021; none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 1,200,000,000 shares authorized as of December 31, 2021; 68,020,630 shares issued and outstanding (excluding 718,750 shares subject to possible forfeiture) as of December 31, 2021	7	—
Class B common stock, $0.0001 par value; 400,000,000 shares authorized as of December 31, 2021; 195,800,000 shares issued and outstanding as of December 31, 2021	20	—
LLC interests	—	136,348
Additional paid-in capital	—	929
Accumulated deficit	(1,358,358)	(47,790)
Total stockholders’/member’s (deficit) equity	(1,358,331)	89,487
Total liabilities, redeemable noncontrolling interest and stockholders’/member’s (deficit) equity	$746,321	$182,141

EVgo Inc. (Successor) and EVgo Services LLC (Predecessor)

Consolidated Statements of Operations

	Successor		Predecessor
		January 16,	January 1,
		2020	2020
	Year Ended	Through	Through
	December 31,	December 31,	January 15,
(in thousands, except per share data)	2021	2020	2020
Revenue	$21,652	$11,759	$1,461
Revenue from related parties	562	1,290	65
Total revenue	22,214	13,049	1,526
Cost of revenue (exclusive of depreciation and amortization shown separately below)	17,058	13,416	675
Depreciation and amortization	11,986	9,231	298
Cost of sales	29,044	22,647	973
Gross (loss) profit	(6,830)	(9,598)	553

General and administrative	71,086	34,088	1,247
Transaction bonus	—	5,316	—
Depreciation, amortization and accretion	11,915	9,435	69
Total operating expenses	83,001	48,839	1,316
Operating loss	(89,831)	(58,437)	(763)

Interest expense, related party	1,926	1,414	—
Interest income	(69)	—	—
Other income, related parties	—	—	(342)
Other income, net	(607)	(12,061)	—
Change in fair value of earnout liability	(2,214)	—	—
Change in fair value of warrant liability	(31,105)	—	—
Total other income, net	(32,069)	(10,647)	(342)
Net loss	(57,762)	(47,790)	(421)
Less: net loss attributable to redeemable noncontrolling interest	(51,856)	(47,790)	(421)
Net loss attributable to Class A common stockholders	$(5,906)	$—	$—

Net loss per share to Class A common stockholders, basic and diluted	$(0.09)	N/A	N/A
Weighted-average basic and diluted shares used in computation of earnings per share	68,015	N/A	N/A

EVgo Inc. (Successor) and EVgo Services LLC (Predecessor)

Consolidated Statements of Cash Flows

	Successor		Predecessor
		January 16,	January 1,
		2020	2020
	Year Ended	Through	Through
	December 31,	December 31,	January 15,
(in thousands)	2021	2020	2020
Cash flows from operating activities
Net loss	$(57,762)	$(47,790)	$(421)
Adjustments to reconcile net loss to net cash used in operating activities		—
Depreciation, amortization and accretion	23,901	18,665	368
Net loss on disposal of property and equipment	1,311	1,301	—
Share-based compensation	10,942	929	13
Relief of contingent consideration	—	(3,978)	—
Interest expense, related party	1,926	1,414	—
Change in fair value of earnout liability	(2,214)	—	—
Change in fair value of warrant liability	(31,105)	—	—
Other	761	—	—
Changes in operating assets and liabilities		—
Accounts receivable, net	(195)	50	33
Receivables from related parties	(1,425)	—	(333)
Prepaid expenses and other current and noncurrent assets	(5,691)	1,059	(46)
Accounts payable	(1,294)	519	315
Payables to related parties	(904)	135	(1)
Accrued liabilities	7,027	4,331	(248)
Deferred revenue	21,925	(591)	(37)
Customer deposits	3,931	3,591	13
Other current and noncurrent liabilities	(737)	288	—
Net cash used in operating activities	(29,603)	(20,077)	(344)
Cash flows from investing activities
Purchases of property, equipment and software	(65,003)	(19,344)	(166)
Acquisition of business, net of cash received	(22,762)	—	—
Net cash used in investing activities	(87,765)	(19,344)	(166)
Cash flows from financing activities
Proceeds from CRIS Business Combination	601,579	—	—
Proceeds from note payable, related party	24,000	37,750	—
Payments on note payable, related party	(5,500)	—	—
Proceeds from exercise of warrants	30	—	—
Capital-build funding, net	2,909	7,083	—
Payment of transaction costs for CRIS Business Combination	(28,383)	(3,071)	—
Contributions	—	5,316	—
Net cash provided by financing activities	594,635	47,078	—
Net increase (decrease) in cash and restricted cash	477,267	7,657	(510)
Cash and restricted cash, beginning of period	7,914	257	1,403
Cash and restricted cash, end of period[1]	$485,181	$7,914	$893

[1]

As of January 15, 2020, $0.6 million of cash included in the Predecessor’s balance sheet was not transferred to the Successor in accordance with the merger agreement by and between EVgo Services LLC and EVgo Holdco, LLC and was excluded from the Successor’s opening balance sheet.

EVgo Inc. (Successor) and EVgo Services LLC (Predecessor)

Consolidated Statements of Cash Flows (continued)

	Successor		Predecessor
		January 16,	January 1,
		2020	2020
	Year Ended	Through	Through
	December 31,	December 31,	January 15,
(in thousands)	2021	2020	2020
Supplemental disclosure of noncash investing and financing activities
Accrued transaction costs for CRIS Business Combination	$352	$—	$—
Asset retirement obligations incurred	$2,456	$902	$—
Non-cash increase in accounts receivable, capital-build, and capital-build liability	$9,272	$—	$—
Reclassification of contingent earnout liability to equity upon triggering event	$10,853	$—	$—
Purchases of property and equipment in accounts payable and accrued liabilities	$14,485	$1,931	$1,759
Contingent earnout liability recognized upon closing of CRIS Business Combination	$18,278	$—	$—
Conversion of note payable, related party, to equity	$59,590	$—	$—
Reclassification of redeemable noncontrolling interest on CRIS Close Date	$436,739	$—	$—
Fair value adjustment to redeemable noncontrolling interest	$1,525,297	$—	$—